facsimile	Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800	direct dial number
(212) 818-8881		(212) 818-8638
email address jgallant@graubard.com

May 29, 2014

VIA FEDERAL EXPRESS AND EDGAR

Mark P. Shuman, Esq.
Branch Chief – Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kitara Media Corp. Registration Statement on Form S-1 Filed May 12, 2014 File No. 333-195894

Dear Mr. Shuman:

On behalf of Kitara Media Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 12, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jan Woo.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please revise to provide updated financial statements pursuant to Rule 8-08 of Regulation S-X as well as other related disclosure.

We have revised the Registration Statement to provide updated financial statements and other related disclosure as requested.

Securities and Exchange Commission

May 29, 2014

Prospectus Cover Page

2.
We note that you have filed a separate registration statement on Form S-1 (File No. 333- 195565). Disclose the total number of shares that are being concurrently offered by the selling stockholders of the company and the portion of that total offered by means of a separate prospectus.

We have revised the cover page of the prospectus to disclose that an additional 68,137,989 shares of the Company’s common stock are being offered by those selling stockholders named in a separate prospectus included in Registration Statement on Form S-1 (File No. 333-195565) as requested.

Background of the Offering, page 2

3.
Please revise to discuss the material terms of the private placement on April 25, 2014. In this regard, we note that you do not discuss that the company received $6.6 million in proceeds, including the cancellation of a $1 million promissory note held by Ironbound Partners Fund, LLC, which is an affiliated party. Although this disclosure appears on page II-5 of the registration statement, it should also be included in the prospectus.

We have revised the discussion of the private placement on April 25, 2014 as requested.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc:    Mr. Robert Regular